UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Renewal of Officers’ Insurance Policy

Item 1

Renewal of Officers’ Insurance Policy

The Company hereby announces, in accordance with the Companies Regulations (Mitigations in Transactions with Interested Parties), 5760-2000 (the "Mitigations Regulations"), as follows:

1.	On May 8, 2014, the Company's shareholders approved the directors and officers insurance policy as a three years framework resolution,[1] commencing on the date of listing of the Company's shares on the NYSE, under the conditions specified in Section 4 of the proxy statement published by the Company on April 1, 2014 (reference number: 2014-01-035505) (the "Proxy Statement").

2.	On August 8 and 9, 2016, respectively, the Company's Audit & Accounting Committee and the Board of Directors, approved the renewal of the insurance policy for officers currently serving or who will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for a period of an additional year, commencing as of September 1, 2016, until August 31, 2017.

3.	The insurance policy includes a joint tier with Israel Corporation Ltd. Group ("Israel Corporation") with a joint liability limit of up to $20 million per occurrence and in the aggregate, and a separate tier that covers the ICL Group alone for up to $200 million per occurrence and in the aggregate (total policy amount of $220 million). Pursuant to the policy, the division of the premium amount in the joint tier is as follows: 70% will be paid by the Company and 30% by the Israel Corporation, in accordance with the framework resolution and as further detailed in the Proxy Statement. According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. The cost of the annual premium is about $800,000 for both layers. The terms of the policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.

4.	In accordance with regulation 1C of the Mitigations Regulations: (a) relief pursuant to regulation 1 of the Mitigations Regulations shall not apply to the Company if one or more shareholders holding more than at least one percent of the issued capital or the voting rights of the Company, objects to the said mitigation, provided that such objection was delivered to the Company in writing no later than 14 from the date this announcement was filed; (b) in case an objection as aforesaid in subsection (a) above was submitted, the engagement in question shall be subject to approval in accordance with the provisions of section 273 or 275 of the Companies Law, 5759-1999, as the case may be.

1 As defined in Article 1(3) of the Companies Regulations (Transactions with Interested Parties), 5760-2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 31, 2016